________________________________________________________________________________

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                           TRICO PRODUCTS CORPORATION
                           (NAME OF SUBJECT COMPANY)

                           TRICO PRODUCTS CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                            ------------------------

                           COMMON STOCK, NO PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   896114105
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                             CHRISTOPHER T. DUNSTAN
                   VICE CHAIRMAN AND CHIEF FINANCIAL OFFICER
                           TRICO PRODUCTS CORPORATION
                             817 WASHINGTON STREET
                            BUFFALO, NEW YORK 14203
                                 (716) 852-5700
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
     NOTICE AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                            ------------------------

                                WITH A COPY TO:
                            JOSEPH P. KUBAREK, ESQ.
                          JAECKLE, FLEISCHMANN & MUGEL
                            800 FLEET BANK BUILDING
                             TWELVE FOUNTAIN PLAZA
                          BUFFALO, NEW YORK 14202-2292
                                 (716) 856-0600

________________________________________________________________________________

ITEM 1. SECURITY AND SUBJECT COMPANY.

     The name of the subject company is Trico Products Corporation, a New York corporation (the 'Company'), and the address of its principal executive offices is 817 Washington Street, Buffalo, New York 14203. The title of the class of equity securities to which this Statement relates is the Common Stock, no par value, of the Company (the 'Shares').

ITEM 2. TENDER OFFER OF THE BIDDER.

     This Statement relates to a tender offer by Stant Expansion Corporation, a New York corporation (the 'Purchaser'), disclosed in a Tender Offer Statement on
Schedule 14D-1 (the 'Schedule 14D-1') dated November 14, 1994, to purchase all outstanding Shares for $85.00 per Share net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 14, 1994 (the 'Offer to Purchase') and the related Letter of Transmittal (which together constitute the 'Offer') and pursuant to the terms of the Agreement and Plan of Merger, dated as of November 8, 1994 (the 'Merger Agreement'), among Stant Corporation, a Delaware corporation ('Parent'),
Purchaser (a wholly owned subsidiary of Parent) and the Company. Certain stockholders of the Company have entered into a Stockholders Agreement (as defined below) with Parent and Purchaser which agreement is described under Item 3 below.

     The bidders in the Offer are Purchaser and Parent (the 'Bidders'). The principal executive offices of the Bidders are located at 425 Commerce Drive, Richmond, Indiana 47374.

ITEM 3. IDENTITY AND BACKGROUND.

     (a) The name and address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

     (b) Except for the Merger Agreement and Stockholder Agreement described below and except for agreements with executive officers of the Company described in Annex I, which information to the extent that it relates to this Item 3(b) is incorporated herein by reference, there are no material contracts, agreements, arrangements or understandings or actual or potential conflicts of interest between the Company or its affiliates and its executive officers, directors, consultants and affiliates or the Bidders, their executive officers, directors or affiliates.

MERGER AGREEMENT

     The Merger Agreement provides that, following the satisfaction or waiver of the conditions described below under 'Conditions Precedent to the Obligations of Each Party If the Offer Is Consummated' or 'Additional Conditions Precedent to the Obligations of the Purchaser and Parent If the Offer Is Not Consummated,' as applicable, the Purchaser will be merged with and into the Company, and each then outstanding Share (other than Shares held by the Company as treasury stock or by any subsidiary of the Company, Parent, the Purchaser or any other subsidiary of Parent or by stockholders, if any, who are entitled to and who properly exercise dissenters' rights under New York law) will be converted into the right to receive an amount in cash equal to the price per Share paid pursuant to the Offer.

     Vote Required to Approve Merger. The New York Business Corporation Law ('NYBCL') requires, among other things, that the adoption of any plan of merger of the Company must be approved by the Board of Directors and generally by the holders of the Company's outstanding voting securities. The Board of Directors of the Company has approved the Offer and the Merger, consequently, the only additional action of the Company that may be necessary to effect the Merger is approval by such stockholders if the 'short-form' merger procedure described below is not available. Under the NYBCL, the affirmative vote of holders of two-thirds of the outstanding Shares (including any Shares owned by the Purchaser and any Shares subject to the Stockholders Agreement) is generally required to approve the Merger. If the Purchaser acquires, through the Offer or otherwise (including in respect of the option granted to the Purchaser under the Stockholders Agreement described below), voting power with respect to at least two-thirds of the outstanding Shares (which would be the case if the Minimum

Condition were satisfied and the Purchaser were to accept for payment Shares tendered pursuant to the Offer), it would have sufficient voting power to effect the Merger without the vote of any other stockholder of the Company. The NYBCL also provides that if a parent company owns at least 90% of each class of stock of a subsidiary, the parent company can effect a short-form merger with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, if, as a result of the Offer or otherwise, the Purchaser acquires at least 90% of the outstanding Shares, the Purchaser could, and intends to, effect the Merger without prior notice to, or any action by, any other stockholder of the Company. For a discussion of certain terms of the Merger Agreement that increase the likelihood that the Purchaser could acquire at least 90% of the outstanding Shares, see the discussion of the Contingent Option in the immediately following paragraph.

     Contingent Option of the Purchaser. Pursuant to the Merger Agreement, the Company has granted to the Purchaser an irrevocable option (the 'Contingent Option') to purchase for a price of $85.00 per share (the 'Per Share Price') in cash a number of Shares (the 'Optioned Shares') equal to the Applicable Amount. 'Applicable Amount' is defined to be the number of Shares which, when added to the number of Shares owned by the Purchaser and Parent immediately prior to its exercise of the Contingent Option, would result in Parent owning immediately after its exercise of the Contingent Option 90% of the then outstanding Shares; provided that such number shall not exceed all Shares held by the Company in its treasury. Parent may exercise the Contingent Option only if at the time of exercise, it (x) shall have accepted Shares for payment pursuant to the Offer and (y) shall own at least two-thirds of the number of outstanding Shares. The Contingent Option shall expire if not exercised prior to the earlier of the Effective Date and 12:00 midnight, Eastern time, on the date 15 business days after termination of the Offer.

     Conditions Precedent to the Obligations of Each Party If the Offer Is Consummated. If the Offer is consummated, the obligations of the Company, Parent and the Purchaser to effect the Merger shall be subject to the fulfillment at or prior to the effective time of the Merger (the 'Effective Date') of the following conditions: (a) if approval of the Merger Agreement by Company stockholders is required by law, the holders of the shares of capital stock of the Company and the Purchaser entitled to vote thereon shall have duly approved the Merger Agreement and the transactions contemplated hereby, all in accordance with the requirements of the NYBCL and the respective certificates of incorporation and by-laws of the Company and the Purchaser, (b) no temporary restraining order, preliminary or permanent injunction or other order by any court of competent jurisdiction or other legal restraint which prohibits the consummation of the transactions contemplated by the Merger Agreement shall have been issued; provided, that the parties shall have used all reasonable efforts to have such order or injunction vacated or reversed, and (c) the waiting period (and any extension thereof) as prescribed by the regulations promulgated under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the 'HSR Act'), shall have expired or shall have been terminated.

     Additional Conditions Precedent to the Obligations of the Purchaser and Parent If the Offer Is Not Consummated. The Merger Agreement provides that, in certain circumstances, the Merger may be consummated in the event the Offer is not consummated so long as certain conditions are satisfied. The obligations of the Purchaser and Parent to effect the Merger in the event that the Offer is not consummated and the Merger Agreement shall not have been terminated in accordance with its terms shall be subject to (i) the conditions specified in clause (a) and clause (c) of 'Conditions Precedent to the Obligations of Each Party If the Offer Is Consummated' above and (ii) conditions substantially the same as those set forth in paragraphs (a) through (g) of Section 14 of the Offer to Purchase.

     Termination of the Merger Agreement. The Merger Agreement may be terminated at any time prior to the Effective Date, whether before or after approval by the stockholders of the Company:

          (a) by mutual written consent of the Board of Directors of Parent and the Board of Directors of the Company;

          (b) by either Parent or the Company if the Offer shall not have been consummated on or before April 30, 1995 (provided the terminating party is not otherwise in breach of its representations, warranties or obligations under the Merger Agreement; and provided further that the Company may not terminate the Merger Agreement pursuant to the provisions set forth in this clause (b) if at any time (x) any of the conditions described in paragraph
     (d) of Section 14 of this

     Offer to Purchase shall have occurred or (y) any Acquisition Proposal (as defined below) shall have been publicly announced or otherwise been made publicly known);

          (c) by the Company if any of the conditions specified in 'Conditions Precedent to the Obligations of Each Party If the Offer Is Consummated' have not been met or waived by the Company at such time as such condition is no longer capable of satisfaction as long as the Company is not in breach of the Merger Agreement;

          (d) by Parent if any of the conditions specified in 'Conditions Precedent to the Obligations of Each Party If the Offer Is Consummated' or 'Additional Conditions Precedent to the Obligations of Purchaser and Parent If the Offer Is Not Consummated' have not been met or waived by Parent at such time as such condition is no longer capable of satisfaction as long as Parent is not in breach of the Merger Agreement;

          (e) by the Purchaser or Parent if either the Purchaser or Parent is entitled to terminate the Offer as a result of the occurrence of any event described in paragraph (d) of Section 14 of the Offer to Purchase; and

          (f) by the Company if all  of the following conditions are  satisfied:
     (i) prior to the consummation of the Offer, the Company or its Board of Directors shall have received a Superior Proposal (as defined under 'Acquisition Proposals' below) from a Third Party (as defined under 'Acquisition Proposals' below), which Third Party (x) is not referred to in the engagement letter between the Company and Goldman Sachs and (y) shall not have entered into a confidentiality agreement with the Company with respect to a potential acquisition proposal under 'Acquisition Proposals' since November 1, 1993, (ii) the Board of Directors of the Company shall have received the written opinion of outside legal counsel to the Company to the effect that the fiduciary obligations of the Board of Directors require that the Company terminate the Merger Agreement and enter into an agreement with respect to the Superior Proposal, (iii) the Board of Directors of the Company shall have resolved to enter into definitive documentation with respect to the Superior Proposal within 48 hours of the termination of the Merger Agreement and (iv) the Company shall have paid to the Purchaser an amount in cash equal to the Termination Fee.

     Termination Fee. The Company shall pay to Parent upon demand an amount in cash equal to $7,000,000 (the 'Termination Fee') if (i) the Company terminates the Merger Agreement pursuant to paragraph (f) under 'Termination of the Merger Agreement' above or (ii) the Purchaser or Parent terminates the Merger Agreement pursuant to paragraph (e) under 'Termination of the Merger Agreement' above.

     Acquisition Proposals. The Merger Agreement provides that neither the Company nor any of its subsidiaries shall, directly or indirectly, take (nor shall the Company authorize or permit its subsidiaries, officers, directors, employees, representatives, investment bankers, attorneys, accountants or other agents or affiliates, to take) any action to (i) encourage, solicit or initiate the submission of any Acquisition Proposal (as defined below), (ii) enter into any agreement with respect to any Acquisition Proposal or (iii) participate in discussions or negotiations with, or furnish any information to, any person in connection with any Acquisition Proposal; provided that, to the extent required by the fiduciary obligations of the Board of Directors of the Company (as determined in good faith by the Board of Directors of the Company based on the written advise of outside legal counsel to the Company), upon receipt of (x) an unsolicited and written Superior Proposal (as defined below) or (y) an unsolicited and written Potential Superior Proposal (as defined below), in either case from a Third Party not referred to in the engagement letter between the Company and Goldman Sachs and with which the Company shall not have entered into a confidentiality agreement with respect to a potential Acquisition Proposal since November 1, 1993, the Company may (1) take the action referred to in clause (ii) with respect to such Superior Proposal or Potential Superior Proposal but only in connection with a simultaneous termination of the Merger Agreement in accordance with the provision set forth in paragraph (f) under 'Termination of the Merger Agreement' above, and (2) take any of the actions referred to in clause (iii) with respect to such Superior Proposal or Potential Superior Proposal. For purposes of the Merger Agreement 'Acquisition Proposal' means, except for the transactions contemplated by the Merger Agreement, any proposed (i) merger, consolidation or similar transaction involving the Company,
(ii) sale, lease or other disposition directly or indirectly by merger, consolidation, share exchange or otherwise of assets of the Company or its subsidiaries representing 10% or more of the consolidated assets of the Company and its subsidiaries, (iii) issue, sale or other disposition of (including by way of merger, consolidation, share exchange or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into, such securities) representing 10% or more of the voting power of the Company or (iv) transaction in which any person shall acquire beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act), or the right to acquire beneficial ownership or any 'group' (as such term is defined under the Exchange Act) shall have been formed which beneficially owns or has the right to acquire beneficial ownership of 10% or more of the outstanding Shares. The Merger Agreement requires that the Company shall notify Parent promptly of any Acquisition Proposal and shall provide Parent all available information with respect thereto.

     The Merger Agreement further provides that the provisions of the prior paragraph shall not be deemed to prohibit the Board of Directors of the Company, prior to the consummation of the Offer, from withdrawing or modifying its approval or recommendation of the Offer, the Merger Agreement, the Stockholders Agreement or the Merger if a Superior Proposal is made, provided that (i) such action is required by the fiduciary obligations of the Board of Directors of the Company as determined in good faith by a majority of the disinterested members thereof, taking into account (x) the financial and other terms and conditions of the Superior Proposal and (y) the time period within which the transactions contemplated by such Superior Proposal can be consummated and (ii) the Board of Directors of the Company shall have received the written opinion of specified outside legal counsel to the Company to the effect that such action is required by fiduciary obligations of the Board of Directors of the Company.

     For purposes of the Merger Agreement, 'Superior Proposal' means a bona fide proposal made by a Third Party to acquire all the outstanding Shares or all or substantially all the assets of the Company pursuant to a tender or exchange offer, a merger or otherwise on terms which a majority of the disinterested members of the Board of Directors of the Company determine in its good faith judgment to be financially superior to the Company's stockholders than the Offer and the Merger (based on a valuation letter of Goldman Sachs stating that, as of the date of withdrawal or modification of the approval or recommendation of the Offer and the Merger by the Board of Directors of the Company, the value of the consideration provided for in such proposal exceeds the value of the consideration provided for in the Offer and the Merger, which valuation letter shall be prepared specifically for use by the Company's Board of Directors in connection with such modification or withdrawal). For purposes of the Merger Agreement, a 'Potential Superior Proposal' means a proposal that a majority of the disinterested members of the Board of Directors of the Company determines in its good faith judgment to be reasonably likely to lead to a Superior Proposal. For purposes of the Merger Agreement, 'Third Party' means any corporation, partnership, person or other entity or 'group' (as defined in Section 13(d)(3) of the Exchange Act) other than Parent, any affiliate of the Purchaser or any of their respective directors, trustees, officers, employees, representatives and agents or any entity controlled by one or more such persons. The Merger Agreement provides that no withdrawal or modification by the Board of Directors of the Company of its approval or recommendation of the Offer, the Merger Agreement, the Stockholders Agreement or the Merger pursuant to the provisions of the Merger Agreement set forth in this paragraph shall affect any of the Company's obligations under the Merger Agreement, and notwithstanding any such withdrawal or modification, the Company shall continue to be obligated to carry out the provisions of the Merger Agreement unless the Merger Agreement is terminated in accordance with its terms.

     Conduct of Business by the Company. The Merger Agreement provides that, prior to the Effective Date, unless Parent shall otherwise agree in writing: (a) the Company shall, and shall cause its subsidiaries to, carry on their respective businesses in the usual, regular and ordinary course in substantially the same manner as heretofore conducted, and shall, and shall cause its subsidiaries to, use their best efforts to preserve intact their present business organizations, keep available the services of their present officers and employees and preserve their relationships with customers, suppliers and others having business dealings with them; (b) except as required by the Merger Agreement, the Company shall not, shall not permit any of its subsidiaries to, and shall not propose to, (i) sell or pledge or agree to sell or pledge any capital stock owned by it in any of its subsidiaries, (ii) amend its certificate of incorporation or by-laws, (iii) split, combine or reclassify its outstanding capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of capital stock of the Company, or declare, set aside or pay any dividend or other distribution payable in cash, stock or property, (iv) directly or indirectly redeem, purchase or otherwise acquire or agree to redeem, purchase or otherwise acquire any Shares, any shares of capital stock of any of the Company's subsidiaries or any other rights, interests or securities of the Company or any of its subsidiaries or any rights, warrants or options to acquire any such shares or other securities, (v) issue, deliver or sell or agree to issue, deliver or sell any additional shares of, or rights of any kind to acquire any shares of, its capital stock of any class, or any option, rights or warrants to acquire, or securities convertible into, shares of capital stock other than issuance of Shares pursuant to the exercise of the Contingent Option or employee stock options outstanding on the date of the Merger Agreement and disclosed in the Merger Agreement, (vi) acquire, lease or dispose or agree to acquire, lease or dispose of any capital assets or any other assets other than sales of inventory in the ordinary course of business consistent with past practice, (vii) incur additional indebtedness or encumber or grant a security interest in any asset or enter into any other material transaction other than short-term borrowings in the ordinary course of business consistent with past practice which do not result in the aggregate indebtedness of the Company and its subsidiaries exceeding $53,000,000, (viii) make any loans or advances to any person (other than customary travel or other allowances to employees consistent with past practice), (ix) terminate, alter or amend certain agreements required to be disclosed in the Merger Agreement or enter into any agreement which would be required to be disclosed in the Merger Agreement if such agreement were entered into on or prior to the date of the Merger Agreement, (x) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial equity interest in, or substantial assets of, or by any other manner, any person, (xi) make or agree to make any new capital expenditure or expenditures which, individually, is in excess of $100,000 or, in the aggregate, are in excess of $2,000,000, (xii) make or agree to make any investment in securities other than investments in investment grade debt securities with a maturity of less than one year in an aggregate amount of less than $1,000,000, (xiii) make any tax election or settle or compromise any tax liability, (xiv) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of liabilities reflected or reserved against in, or contemplated by, the most recent consolidated financial statements (or the notes thereto) of the Company included in certain public reports of the Company or incurred in the ordinary course of business consistent with past practice, (xv) waive the benefits of, or agree to modify in any manner, any confidentiality, standstill or similar agreement to which the Company or any of its subsidiaries is a party,
(xvi)  take  or  omit  to  take  any  action  which  would  cause  any  of   the
representations or warranties of the Company to become untrue, or (xvii) authorize, commit or agree to take any of the foregoing actions; and (c) subject to certain exceptions or as required to comply with applicable law, the Company shall not, nor shall it permit, any of its subsidiaries to, (i) adopt, enter into, terminate or amend any bonus, profit sharing, compensation, severance, termination, stock option, pension, retirement, deferred compensation, employment or other benefit plan, agreement, trust, fund or other arrangement for the benefit or welfare of any director, officer or current or former employee, (ii) increase in any manner the compensation or fringe benefit of, or pay any bonus to, any director, officer or employee (except for normal increases or bonuses in the ordinary course of business consistent with past practice to employees other than directors, officers or senior management personnel and that, in the aggregate, do not result in a material increase in benefits or compensation expense to the Company and its subsidiaries relative to the level in effect prior to such action (but in no event shall the aggregate amount of all such increases exceed 5% of the aggregate annualized compensation expense of the Company and its subsidiaries reported in the most recent audited financial statements of the Company included in certain public reports of the Company)),
(iii) pay any benefit not provided for under any of certain defined benefit plans and arrangements, (iv) except as permitted in clause (c) (ii), grant any awards under any bonus, incentive, performance or other compensation plan or arrangement or benefit plan (including, without limitation, the grant of stock options, stock appreciation rights, stock based or stock related awards, performance units or restricted stock, or the removal of existing restrictions in any benefit plans or agreements or awards made thereunder), (v) take any action to fund or in any other way secure the payment of compensation or benefits under any employee plan, agreement, contract or arrangement or benefit plan other than in the ordinary course of business consistent with past practice, or (vi) authorize, commit or agree to take, any of the foregoing actions.

     Board of Directors. The Merger Agreement provides that promptly upon the acceptance for payment of, and payment for, any Shares by the Purchaser pursuant to the Offer, all of the present directors of the Company shall resign, the number of directors on the Board of Directors shall be reduced to five and the Purchaser shall be entitled to designate replacement directors on the Board of Directors of the Company such that the Purchaser, subject to compliance with
Section 14(f) of the Exchange Act, will control a majority of such directors, and the Company and the Board of Directors of the Company shall take all such action needed to cause the Purchaser's designees to be appointed to the Company's Board of Directors. Subject to applicable law, the Company shall take all action requested by Parent necessary to effect any such election, including mailing to its shareholders the Information Statement containing the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, and the Company agrees to make such mailing with the mailing of this
Schedule 14D-9.

     Employee Arrangements. The Merger Agreement provides that after the date of consummation of the Offer, Parent shall not take any action that would cause the Company not to honor in accordance with their terms, all employment, severance, consulting, indemnification, change of control and other compensation contracts between the Company or any of its subsidiaries and any current or former director, officer or employee thereof disclosed in the Merger Agreement. The Merger Agreement further provides that, after the Effective Date, the Purchaser intends to cause the Surviving Corporation to provide generally to the officers and employees of the Surviving Corporation and its subsidiaries employee benefits, including, without limitation, pension benefits, health and welfare benefits, and severance arrangements that are in the aggregate comparable to the benefits currently provided by the Company to such employees or to the benefits currently provided by Parent to similarly situated employees of Parent.

     Stock Option Plans. The Merger Agreement provides that on or before the date of the Merger Agreement, the Board of Directors of the Company (or, if appropriate, any committee administering the Stock Option Plans (as defined below)) has adopted such resolutions or taken such other actions as are required to provide that (i) each outstanding stock option to purchase Shares (a 'Stock Option') heretofore granted under any stock option, stock appreciation right or stock purchase plan, program or arrangement of the Company (collectively, the 'Stock Option Plans') outstanding immediately prior to the consummation of the Offer, whether or not then exercisable, shall be cancelled immediately prior to the consummation of the Offer in exchange for an amount of cash, payable at the time of such cancellation, equal to the product of (y) the number of Shares subject to such Stock Option immediately prior to the date of consummation of the Offer and (z) the excess of the price per share to be paid in the Offer over the per share exercise price of such Stock Option and (ii) each stock appreciation right ('SAR') granted under the Stock Option Plans outstanding immediately prior to the date of consummation of the Offer shall be cancelled immediately prior to the date of consummation of the Offer in exchange for an amount of cash, payable at the time of such cancellation, equal to the product of (y) the number of Shares covered by such SAR and (z) the excess of the price per share to be paid in the Offer over the appreciation base per share of such SAR; provided that no such cash payment shall be made with respect to any SAR which is related to a Stock Option with respect to which such a cash payment has been made. The Merger Agreement further provides that any Stock Option or SAR not cancelled as contemplated by this paragraph immediately prior to the date of consummation of the Offer, shall be cancelled at the Effective Date in exchange for an amount in cash, payable at the Effective Date, equal to the amount which would have been paid had such Stock Option or SAR been cancelled immediately prior to the consummation of the Offer. In the event that the Company does not have sufficient cash available to make payments in exchange of any Stock Option or SAR, Parent will, when and only if the Offer is consummated, make available to the Company cash sufficient to make such purchases.

     The Merger Agreement provides that all Stock Option Plans shall terminate as of the Effective Date and the provisions in any other benefit plan providing for the issuance, transfer or grant of any capital stock of the Company or any interest in respect of any capital stock of the Company shall be deleted as of the Effective Date, and the Company shall ensure that following the Effective Date no holder of a Stock Option or any participant in any Stock Option Plan shall have any right thereunder to acquire any capital stock of the Company, the Purchaser or Parent, except as provided in the prior paragraph.

     Indemnification and Insurance. The Merger Agreement provides that Parent agrees that all rights to indemnification existing in favor of the directors, officers or employees of the Company (the 'Indemnified Parties') as provided in the Company's certificate of incorporation, by-laws or indemnification agreements listed in the Merger Agreement that the Company has entered into with directors and officers of the Company and its subsidiaries, as in effect as of the date hereof, with respect to matters occurring through the Effective Date, shall survive the Merger and shall continue in full force and effect for a period of not less than six years from the Effective Date. The Merger Agreement provides that Parent agrees to cause the Surviving Corporation to maintain in effect for not less than three years after the Effective Date the current policies of directors' and officers' liability insurance maintained by the Company with respect to matters occurring prior to the Effective Date for all persons who are directors or officers of the Company or any of its subsidiaries on the date of the Merger Agreement; provided that (i) Parent may substitute therefor policies of at least the same coverage (with carriers comparable to the Company's existing carriers) containing terms and conditions which are no less advantageous to the Indemnified Parties and (ii) Parent shall not be required to pay an annual premium for such insurance in excess of two times the last annual premium paid prior to the date hereof, but in such case shall purchase as much coverage as possible for such amount. In the Merger Agreement, the Company represents to Parent that the last annual premium paid prior to the date hereof for such insurance does not exceed $300,000.

STOCKHOLDERS AGREEMENT

     In connection with the execution of the Merger Agreement, the Purchaser and Parent entered into a Stockholders Agreement dated November 8, 1994 (the 'Stockholders Agreement') with the John R. Oishei Appreciation Charitable Trust, the Julia R. and Estelle L. Foundation Incorporated, and Rupert Warren, individually and in his capacity as trustee of certain trusts established by John R. Oishei (collectively the 'Principal Stockholders'), pursuant to which the Principal Stockholders have agreed to tender to the Purchaser, pursuant to the Offer, all the Shares owned by them, representing an aggregate of 614,296 Shares or approximately 33% of the Shares outstanding as of November 8, 1994. Accordingly, the Minimum Condition will be satisfied if, in addition to the Shares owned by the Principal Stockholders, at least 638,124 Shares, or approximately 51% of those Shares issued and outstanding at November 8, 1994 and not owned by the Principal Stockholders, are validly tendered and not withdrawn prior to the Expiration Date.

     The Stockholders Agreement provides that within five business days of the commencement by the Purchaser of the Offer, each Principal Stockholder shall tender to the Depositary (i) a letter of transmittal with respect to the Shares owned or held by the relevant Principal Stockholder complying with the terms of the Offer to Purchase, (ii) the certificates representing the Shares and (iii) all other documents or instruments required to be delivered pursuant to the terms of this Offer to Purchase. The Stockholders Agreement further provides that no Principal Stockholder shall, subject to applicable law, withdraw the tender effected in accordance with the Stockholders Agreement; provided, however, that (i) a Principal Stockholder may decline to tender, or may withdraw, any and all Shares owned by such Principal Stockholder if (A) the amount or form of consideration to be paid for such Shares is less than $85.00 per share in cash, net to such Principal Stockholder, or (B) the Merger Agreement is terminated in accordance with its terms and (ii) each Principal Stockholder shall give the Purchaser at least three business days' prior notice of any withdrawal of Shares owned by such Principal Stockholder.

     The Stockholders Agreement further provides that Principal Stockholders irrevocably grant Parent an option (the 'Stockholders Option') exercisable only upon the events and subject to the conditions set forth in the Stockholders Agreement, to purchase all of the Shares subject to the Stockholders Agreement at a purchase price per share equal to $85.00 (the 'Option Price'). The Stockholders Option will terminate upon termination of the Merger Agreement. Subject to the conditions set forth in the following paragraph, under the Stockholders Agreement, the Purchaser may exercise the

Stockholders Option in whole as to all Shares at any time prior to the date 60 days after the expiration or termination of the Offer if (x) any Principal Stockholder fails to comply with any of its obligations under the Stockholders Agreement or withdraws the tender of the Shares except under the circumstances set forth in the proviso to the preceding paragraph (but the Stockholders Option shall not limit any other right or remedy available to the Purchaser or Parent against any Principal Stockholders for breach of the Stockholders Agreement) or
(y) the Offer is not consummated because of the existence of any of the conditions to the Offer set forth in Section 14 of the Offer to Purchase (other than as a result of any action or inaction of the Purchaser or Parent which constitutes a breach of the Merger Agreement) and (1) the Board of Directors of the Company or any committee thereof shall have withdrawn or modified in a manner adverse to the Purchaser or Parent its approval or recommendation of the Offer, the Merger, the Merger Agreement or the Stockholders Agreement or (2) there shall have been publicly announced or otherwise publicly disclosed any Acquisition Proposal. Upon the occurrence of any of such circumstances, the Parent shall be entitled to exercise the Stockholders Option and (subject to the following paragraph) Parent shall be entitled to purchase the Shares owned by the Principal Stockholders and the Principal Stockholders shall sell such Shares to Parent.

     The Stockholders Agreement provides that the obligation of the Purchaser to purchase the Shares at the Option Price is subject to the following conditions:
(a) all waiting periods under the HSR Act applicable to such purchase shall have expired or been terminated; and (b) there shall be no preliminary or permanent injunction or other order, decree or ruling issued by any Governmental Entity (as defined in the Merger Agreement), nor any statute, rule, regulation or order promulgated or enacted by any Governmental Entity prohibiting, or otherwise restraining, such purchase.

     Under the Stockholders Agreement the Purchaser may allow the Offer to expire without accepting for payment or paying for any Shares, as set forth in this Offer to Purchase, and may allow the Stockholders Option to expire without exercising the Stockholders Option and purchasing all or any Shares pursuant to such exercise. If any Shares are not accepted for payment in accordance with the terms of the Offer to Purchase or pursuant to the exercise of the Stockholders Option, they shall be returned to the applicable Principal Stockholder, whereupon they shall continue to be held by such Principal Stockholder subject to the terms and conditions of the Stockholders Agreement.

     The Stockholders Agreement further provides that each Principal Stockholder revokes any and all previous proxies granted with respect to the Shares owned by such Principal Stockholder. By entering into the Stockholders Agreement, each Principal Stockholder consents to the Merger Agreement and the transactions contemplated thereby, including the Merger. So long as the Merger Agreement is in effect, each Principal Stockholder agrees (i) to vote all Shares now or hereafter owned by such Principal Stockholder in favor of the Merger Agreement, the Merger and the transactions contemplated thereby and (ii) to oppose any Acquisition Proposal and to vote all Shares now or hereafter owned by such Principal Stockholder against any Acquisition Proposal.

     Each Principal Stockholder covenants and agrees in the Stockholders Agreement that, so long as the Merger Agreement is in effect: (a) such Principal Stockholder shall not directly or indirectly (i) solicit, initiate or encourage (or authorize any person to solicit, initiate or encourage) any Acquisition Proposal or (ii) participate in any discussions or negotiations regarding, or furnish to any other person any information with respect to, or otherwise cooperate in any way with, or participate in, facilitate or encourage any effort or attempt by any other person to do or seek the foregoing and such Principal Stockholder shall promptly advise the Purchaser of the terms of any communications it or any of its affiliates may receive relating to any Acquisition Proposal, and (b) in the event of any change in the Company's capital stock by reason of stock dividends, stock splits, mergers, consolidations, recapitalization, combinations, conversions, exchanges of shares, extraordinary or liquidating dividends, or other changes in the corporate or capital structure of the Company which would have the effect of diluting or changing the Purchaser's rights hereunder, the number and kind of shares or securities subject to the Stockholders Agreement and the purchase price shall be appropriately and equitably adjusted so the Purchaser shall receive pursuant to the Offer or the exercise of the Stockholders Option the number and class of shares or other securities or property that the Purchaser would have received in respect of the Shares purchasable pursuant to the Offer or the exercise of the Stockholders Option if such purchase had occurred immediately prior to such event and that such Principal Stockholder shall request the Company to take, and shall use reasonable efforts to take, such steps in connection with the foregoing as may be necessary to assure that the provisions hereof shall thereafter apply as nearly as possible to any securities or property thereafter deliverable pursuant to the Offer or the exercise of the Stockholders Option.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     (a) At a special meeting held on November 7, 1994, the Board of Directors of the Company (the 'Board') unanimously determined that each of the Offer and the Merger is fair to, and in the best interests of, the Company's stockholders and approved the Merger Agreement and the transactions contemplated thereby. The Board recommends that the Company's stockholders accept the Offer and tender all their Shares pursuant to the Offer. Copies of a letter to stockholders is attached hereto as Exhibit 6 and is incorporated herein by reference.

     (b) The reasons for the position stated in paragraph (a) of this Item 4 are presented in the information furnished below in this Item 4(b).

BACKGROUND OF THE OFFER

     Over the past several years, the Company has had discussions with a number of suppliers of motors for windshield wiping systems regarding long term arrangements for supply of motors to the Company and other possible strategic alliances. As the automobile manufacturers increasingly look to suppliers having an ability to provide complete wiper systems rather than portions thereof, the Company deemed it to be important to the Company's position in the original equipment market to have a long term source of motors. In particular, during 1993 and the first half of 1994, the Company had discussions with a specific supplier of windshield wiper motors with respect to a long term supply contract for motors or a strategic alliance.

     During early 1994, David R. Paridy, President and Chief Executive Officer of Parent, contacted Richard L. Wolf, Chief Executive Officer of the Company relating to the possible purchase by Parent of the Company. At this time, however, the Company was engaged in its discussions with respect to a possible strategic alliance with a motor manufacturer and it made no immediate response to that inquiry. The conversations between Mr. Wolf and Mr. Paridy did, however, lead to an agreement by Mr. Wolf to allow Mr. Paridy and other representatives of Parent to visit the Company's facilities, but scheduling conflicts prevented such a visit from taking place.

     In May 1994, Rupert Warren, one of the Principal Stockholders, was contacted on behalf of Parent by an attorney, Arnold B. Gardner, who expressed to Mr. Warren the interest of Parent in acquiring the Company. During May and June 1994, Mr. Gardner had a series of conversations with Mr. Warren with regard to such a proposed acquisition and also had discussions with Christopher T. Dunstan, a Director and Chief Financial Officer of the Company, and Albert R. Mugel, a Director of the Company, in order to convey Parent's interest in the Company and to seek meetings between representatives of Parent and the Company to explore the subject. In late May and June 1994, Ward W. Woods, Jr., the Chairman of the Board of Directors of Parent, spoke on several occasions with Mr. Warren to convey directly and to reaffirm Parent's interest in the Company. During June and July 1994, Mr. Gardner also had conversations on the same subject with Mr. Wolf.

     The discussions with respect to a strategic alliance described above continued during the first half of 1994 and, during the summer of 1994, another company contacted Mr. Wolf and indicated that it would have an interest in forming a strategic alliance with the Company. At a June 13, 1994 meeting of the Board, Mr. Wolf briefed the Board on the discussions that had been taking place with respect to a strategic alliance. Discussions followed of other companies who might have an interest in entering into a strategic alliance or business combination with the Company. After deliberations, the Board authorized the hiring of Goldman Sachs & Co. ('Goldman Sachs') as the Company's independent financial advisor to assist the Board as it studied its strategic alternatives.

     Goldman Sachs' initial engagement was to contact a small number of companies engaged in the global windshield wiper system business who would gain strategic benefits from entering into a business combination or strategic alliance with the Company. In early July, the Company met with one of the companies contacted by Goldman Sachs to discuss the possibility of the acquisition of the Company. At a meeting of the Executive Committee of the Board on July 13, 1994, a discussion of the terms on which the Company might be acquired by this potential acquiror was held. Representatives of Goldman Sachs were participants at the July 13, 1994 Executive Committee meeting and the Executive Committee, devised a strategy for approaching negotiations with the interested company. On July 27, 1994, this potential acquiror indicated that it was not at that time interested in pursuing further negotiations with respect to a business combination or strategic alliance with the Company at that time.

     In the middle of July, the Company noticed a pattern of unusual volume and price increases in shares. As a result of this, on July 14, 1994 the Company issued a press release which indicated among other things that the Company had received expressions of interest in the Company from others. Subsequent to this release, the Company received additional expressions of interest from potential business combination and strategic alliance partners. During this mid-July period, Mr. Gardner had discussions with Mr. Wolf and other representatives of the Company regarding Parent's continuing interest in acquiring the Company.

     On July 23, 1994, the Board held a meeting at which the additional expressions of interest were discussed. The Board, along with representatives of Goldman Sachs, discussed the possible strategies that the Company should follow in dealing with the expressions of interest.

     At a meeting of the Executive Committee of the Board on August 13, 1994, management briefed the Executive Committee with respect to the additional expressions of interest. A discussion of these expressions followed, and the Executive Committee authorized management, in conjunction with Goldman Sachs, to conduct an organized and systematic process in which Goldman Sachs would identify companies that might be interested in the Company and provide additional information with respect to the Company to interested parties who executed confidentiality agreements before being provided with such information. After having reviewed such information, interested parties could conduct further due diligence and, if they so desired, make an offer to purchase the Company.
Parent and the Purchaser entered into a confidentiality agreement with the Company on August 17, 1994 and participated in this process.

     During August 1994, the Company continuously received calls from persons interested in the Company. Among these were calls from various representatives of Parent and the Purchaser, including Mr. Paridy, Mr. Gardner and Mr. Woods, to various representatives of the Company, including Mr. Wolf and Mr. Dunstan.

     In connection with the process conducted by Goldman Sachs and the Company, Goldman Sachs had contact with approximately 20 potential acquiring parties. Ten of those companies signed confidentiality agreements with the Company and were provided with a memorandum containing information with respect to the Company. Nine of the ten companies who received the information memorandum made arrangements to conduct on-site due diligence. This due diligence was conducted during the months of September and October 1994.

     On September 26, 1994, Goldman Sachs wrote to each of the companies who had confirmed their interest in pursuing a business combination transaction with the Company after conducting due diligence and issued guidelines for submitting proposals for business combination transactions with the Company. Such proposals were required to be submitted by October 21, 1994. The Executive Committee of the Board held a meeting on October 13, 1994 at which management informed the members of the Executive Committee of the progress of the process being conducted by Goldman Sachs. On October 21, 1994, the Company received bids from six entities. These bids contained various and differing conditions and in several instances clarification was required. After clarification, a November 1, 1994 date for resubmission or reaffirmation of bids was established.

     At a meeting of the Executive Committee of the Board held on November 1, 1994, the status of the bidding for the Company was reviewed by management and representatives of Goldman Sachs. Based on the bids and the progress of the process to date, the Executive Committee decided to continue negotiations and to give all bidders a date certain upon which the bidders should make their best and final offers.

     From November 3, 1994 through November 7, 1994, representatives of the Company and their financial and legal advisors negotiated with the bidders, including Parent and the Purchaser, over both the economic and non-economic terms of the various proposals. A meeting of the Board was scheduled for the afternoon of November 7, 1994 and all bidders were instructed to communicate their best and final offers to Goldman Sachs prior to that meeting.

     On November 7, 1994, Parent and the Purchaser, along with other bidders, submitted revised proposals to Goldman Sachs. All proposals were submitted to the Board on that date and the Board approved the proposal of the Purchaser and Parent. The factors taken into account by the Board in making its decision are described below under 'Recommendation of the Board of Directors; Fairness of the Merger and the Offer.'

     On the morning of November 8, 1994, Parent, the Purchaser and the Company entered into the Merger Agreement and Parent, the Purchaser and the Principal Stockholders entered into the Stockholders Agreement, and the terms of the Merger Agreement were publicly announced.

RECOMMENDATION OF THE BOARD OF DIRECTORS; FAIRNESS OF THE OFFER AND THE MERGER

     In approving the Merger Agreement and recommending acceptance of the Offer and adoption of the Merger Agreement, the Board considered a number of factors, including, but not limited to, the following:

          (i) The opinion of Goldman Sachs that, based upon certain considerations and assumptions, as of November 8, 1994, the $85 per Share in cash to be received by the holders of Shares in the Offer and the Merger was fair to such holders. A copy of the written opinion dated November 8, 1994 of Goldman Sachs delivered to the Board which sets forth the assumptions made, procedures followed, matters considered and limits of their review is filed as Exhibit 5 to this Schedule 14D-9 and is incorporated herein by reference. THE FULL TEXT OF SUCH OPINION SHOULD BE READ IN CONJUNCTION WITH THIS STATEMENT;

          (ii) the process conducted by the Company and Goldman Sachs that involved, among other things, contacting entities that the Company and Goldman Sachs reasonably believed would be interested in entering into a business combination transaction with the Company and providing certain entities with information and access to Company officials and representatives and inviting proposals and the bid of the Purchaser was the highest bid received;

          (iii) a review of the possible alternatives to the Offer and the Merger, including the possibility of continuing to operate the Company as an independent entity or of the Company engaging in a strategic alliance with another automobile parts manufacturer and the timing and feasibility of those alternatives, and the possible values to the Company's stockholders of such alternatives;

          (iv) the terms and conditions of the Merger Agreement, including the fact that the Offer is subject to a minimum tender condition;

          (v) the Purchaser's receipt of a commitment letter for the financing to consummate the Offer and the Merger and the fact that the Offer was not subject to a financing condition;

          (vi) the historical and present market prices for the Shares and, in particular, the effect on such prices of the Company's July 14, 1994 announcement described under 'Background of the Offer';

          (vii) the fact that the Board had received indication that the Principal Stockholders had agreed to enter into the Stockholder Agreement, pursuant to which they would agree to tender their Shares in the Offer;

          (viii) the provisions of the Merger Agreement described under 'Merger Agreement -- Acquisition Proposals' above which restrict the Company's ability to withdraw their recommendations of the Offer in the event of such a superior proposal;

          (ix) the provisions of the Merger Agreement that require the Company to pay the Purchaser a termination fee of $7 million in the event the Merger Agreement is terminated as described above under 'Merger Agreement'; and

          (x) the recognition by the Board that, if the Offer and the Merger were consummated, current stockholders of the Company would no longer be able to participate in any future growth prospects of the combined companies; however, the Board determined that the premium being effected in the Offer and the Merger fairly compensated such holders for that loss of opportunity.

     In view of the wide variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board found it impracticable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching its determination, except that the Board placed special emphasis on the Offer price and on the matters set forth in Items
(i) and (ii) above. The Board discussed in detail the matters referenced in Items (vii), (viii) and (ix), and the fact that they constitute impediments to third parties interested in making alternative proposals regarding the Company. The Board also discussed in detail the Purchaser's ability to obtain financing to complete the Offer and the Merger. On balance, however, and in light of the matters described in Item (ii), the Board determined that these factors were more than outweighed by the other factors indicating fairness.

     It is expected that, if Shares are not accepted for payment by the Purchaser in the Offer and if the Merger is not consummated, the Company's current management, under the general direction of the Board, will continue to manage the Company as an ongoing business. However, the Board may, under such circumstances, explore other possible methods of maximizing stockholder values.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     Goldman Sachs has been retained by the Company to act as financial advisor to the Company for a five-year period and as exclusive financial advisor in connection with, among other matters, the potential sale of all or a portion of the stock or assets of the Company. Pursuant to a letter agreement dated June 14, 1994, between the Company and Goldman Sachs, the Company is required to pay to Goldman Sachs (a) a fee of $80,000 per year, which was prepaid in full by the Company paying Goldman Sachs $400,000 on or about June 27, 1994 and (b) an additional cash fee equal to 1.75% of the aggregate consideration (defined as, in the case of the sale, exchange or purchase of the Company's equity securities, the total consideration paid for such securities including amounts paid to holders of options, warrants and convertible securities, and in the case of a sale or disposition by the Company of all or a substantial portion of its assets, the total consideration paid for such assets, plus the net value of any current assets not sold by the Company) in connection with the sale of the Company, subject to a credit for fees paid pursuant to clause (a). Assuming a consummation of the Offer and the Merger on the terms contemplated by the Merger Agreement, the Company currently estimates that the amount of such additional fee due to Goldman Sachs (after credits) would be approximately $2,600,000.

     In addition, the Company has agreed to reimburse Goldman Sachs for reasonable out-of-pocket expenses, including the fees and disbursements of its attorneys, plus any sales, use or similar taxes, whether or not any transaction in consummated, and to indemnify Goldman Sachs and certain related persons against certain liabilities in connection with their engagement, including certain liabilities under the federal securities laws.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) During the past sixty days, no transaction in the Shares has been effected by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company, except for the purchase by the trustees of the Trico Retirement Income Fund (a 401(k) Plan) (the 'TRIP') of the following:

                                                                          NUMBER OF    PRICE PER
                          DATE OF TRANSACTION                              SHARES        SHARE
- -----------------------------------------------------------------------   ---------    ---------
October 3, 1994........................................................      421        $ 47.00
October 5, 1994........................................................      332          47.00
October 28, 1994.......................................................      313          64.50

     (b) Under  the  TRIP,  the  trustees are  required  to  request  that  each participant in the Trico Stock Fund (the 'Fund') under the TRIP give instructions on whether the Shares allocated to that persons' interest in the Fund should be tendered under the Offer. The Company believes that all executive officers who are participants in the Fund will instruct the trustees to tender Shares allocated to their account pursuant to the Offer.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) Other than the Offer and the Merger, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (1) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (2) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; (3) a tender offer for or other acquisition of securities by or of the Company; or (4) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as set forth or as incorporated by reference in this Item 7 or in Item 4 hereof, there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in this Item 7.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

     None.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT
  NO.                                                     DESCRIPTION
- -------   ------------------------------------------------------------------------------------------------------------

   1      -- Agreement and Plan of Merger dated as of November 8, 1994 among the Parent, the Purchaser and the Company
   2      -- Stockholders Agreement dated as of November 8, 1994  by and among the Parent, the Purchaser, the John  R.
            Oishei  Appreciation Charitable  Trust, the  Julia R.  and Estelle  L. Foundation  Incorporated and Rupert
            Warren, individually and as trustee of certain trusts established by John R. Oishei
   3      -- Confidentiality Agreement dated as of August 17, 1994, between Parent and the Company.
   4      -- Joint press release of the Parent and the Company dated November 8, 1994
   5      -- Opinion of Goldman Sachs & Co. dated November 8, 1994*
   6      -- Letter to stockholders of the Company dated November 14, 1994*

- ------------

*  Included in copies mailed to shareholders.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          TRICO PRODUCTS CORPORATION

                                          By:     /s/ CHRISTOPHER T. DUNSTAN
                                              .................................
                                                   CHRISTOPHER T. DUNSTAN
                                             VICE CHAIRMAN AND CHIEF FINANCIAL
                                                           OFFICER

Dated: November 14, 1994

                                                                         ANNEX I

                           TRICO PRODUCTS CORPORATION
                             817 WASHINGTON STREET
                            BUFFALO, NEW YORK 14203

                             INFORMATION STATEMENT
                          PURSUANT TO SECTION 14(F) OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14F-1 THEREUNDER

                            ------------------------

     This information statement is being mailed on or about November 14, 1994, as part of a Solicitation/Recommendation Statement on Schedule 14D-9 (the 'Schedule 14D-9'), to holders of record on November 10, 1994, of shares of Common Stock, no par value (the 'Shares'), of Trico Products Corporation, a New York corporation (the 'Company'), in connection with the election, other than at a meeting of the stockholders of the Company, to the Board of Directors of the Company (the 'Board') of up to five persons (the 'Designees') to be designated by Stant Expansion Corporation, a New York corporation (the 'Purchaser'). The Purchaser is a wholly owned subsidiary of Stant Corporation, a Delaware corporation ('Parent'). Such designation will be made pursuant to the Agreement and Plan of Merger, dated as of November 8, 1994 (the 'Merger Agreement'), among the Parent, the Purchaser and the Company, which provides for a tender offer by the Purchaser for the Shares (the 'Offer') followed by a merger of the Purchaser into the Company (the 'Merger'). Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Schedule 14D-9.

     The Merger Agreement provides that promptly upon the acceptance for payment of, and payment for, any Shares by the Purchaser pursuant to the Offer, all of the present directors of the Company shall resign, the number of directors on the Board of Directors shall be reduced to five and the Purchaser shall be entitled to designate replacement directors on the Board of Directors of the Company such that the Purchaser, subject to compliance with Section 14(f) of the Exchange Act, will control a majority of such directors, and the Company and its Board of Directors shall take all such action needed to cause the Purchaser's designees to be appointed to the Company's Board of Directors.

     The information contained herein concerning the Parent, the Purchaser and the Designees has been furnished to the Company by the Parent and the Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information. Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require the information contained herein to be filed with the Securities and Exchange Commission (the 'Commission') and transmitted to the Company's stockholders not less than ten days prior to the date any of the Designees are elected or appointed to the Board in accordance with the terms of the Merger Agreement.

     As of November 10, 1994, 1,878,629 Shares were issued and outstanding. Each Share is entitled to one vote on all matters submitted to stockholders of the Company.

 THE DESIGNEES AND THE CURRENT MEMBERS OF THE BOARD OF DIRECTORS AND EXECUTIVE
                            OFFICERS OF THE COMPANY

THE DESIGNEES

     Set forth below is certain information about each of the Designees.

                                                                PRINCIPAL OCCUPATIONS
            DESIGNEE                                           DURING THE PAST 5 YEARS
- ---------------------------------  -------------------------------------------------------------------------------

Christopher T. Dunstan ..........  See information under 'Present Directors of the Company.'
  Age 39
Anthony W. Graziano, Jr. ........  Vice President, General Counsel and Secretary since October 1994 of Parent,
  Age 53                             which is engaged in the design, manufacture and distribution of a broad range of automotive parts and tools for the original equipment, aftermarket and industrial markets; from April 1993 until June 1994, Executive Vice President and General Counsel of Triarc Companies, Inc., which is engaged, through its subsidiaries in fast food, soft drinks, textiles and liquified petroleum gas;
                                     from its formation in January 1989 until April 1993, Senior Vice
                                     President -- Legal Affairs of Trian Group, Limited Partnership, which provided investment banking and management services for entities controlled by Nelson Peltz and Peter W. May.
David R. Paridy .................  Director and Chief Executive Officer of Parent since 1987.
  Age 53
Thomas F. Plocinik ..............  Senior Vice President -- Finance of Parent since 1991; held executive positions
  Age 52                             at Standard-Thomson Corporation from 1989 to 1991.
Richard L. Wolf .................  See information under 'Present Directors of the Company.'
  Age 59

PRESENT DIRECTORS OF THE COMPANY

     The following table contains information with respect to the present Directors of the Company, all of whom were elected by the stockholders. Under the Merger Agreement, the present Directors of the Company will resign on the date of consummation of the Offer.

                                                                                  YEAR
                                                                                 FIRST
                                            PRINCIPAL OCCUPATIONS                BECAME     SHARES AND PERCENT OF
             NAME                          DURING THE PAST 5 YEARS              DIRECTOR       SHARES OWNED(A)
- ------------------------------  ---------------------------------------------   --------    ---------------------
Christopher T. Dunstan .......  Vice Chairman since 1992, Senior Vice             1992                  3,439(b)
  Age 39                          President and Chief Financial Officer since
                                  1989; Vice President Finance for North
                                  America Operations and Corporate Treasurer
                                  of Schlegel Corporation prior thereto
J. Walter Frey ...............  Retired; Senior Vice President (1988 to 1989)     1980                  1,081(b)(c)
  Age 68                          Vice President and Secretary (1985 to 1989)
                                  of the Corporation
Randolph A. Marks ............  Retired; Former Chairman of the Board of          1989                  1,500(b)
  Age 59                          Directors of American Brass Co.; Director
                                  of Merchants Group, Inc., Pratt & Lambert,
                                  Inc. and Computer Task Group, Inc.
William F. Milliken, Jr. .....  President of Milliken Research Associates,        1963                    200(b)
  Age 83                          Inc. (engineering consulting firm)
Albert R. Mugel ..............  Partner of law firm of Jaeckle, Fleischmann &     1968                   None(c)
  Age 77                          Mugel

                                                  (table continued on next page)

(table continued from previous page)

                                                                                  YEAR
                                                                                 FIRST
                                            PRINCIPAL OCCUPATIONS                BECAME     SHARES AND PERCENT OF
             NAME                          DURING THE PAST 5 YEARS              DIRECTOR       SHARES OWNED(A)
- ------------------------------  ---------------------------------------------   --------    ---------------------
William Rollo ................  Retired President, Vice President and General     1989                    625(b)
  Age 67                          Manager of Automotive Division of Briggs &
                                  Stratton Corporation
Paul A. Schoelkopf ...........  Chairman of the Board of Directors of Niagara     1950                    400(b)
  Age 77                          Share Corporation; Director Emeritus of US
                                  Air Group Inc.
Richard L. Wolf ..............  Chairman, President and Chief Executive           1980           20,107(1.1%)(d)
  Age 59                          Officer of the Corporation; President and
                                  Chief Operating Officer of the Corporation
                                  (1985 to 1989); Director of Fiamm
                                  Technologies, Inc. and member of Chase
                                  Manhattan Bank Upstate Advisory Board

- ------------

 (a) Unless  otherwise  indicated,  individuals   have  sole  voting  and   sole
     investment power of shares listed opposite their names.

 (b) Represents ownership of less than 1% outstanding Shares.

 (c) Does not include 319,260 Shares owned by the John R. Oishei Appreciation Charitable Trust, of which Messrs. Frey and Mugel are Trustees. Under the prohibitions of the 1969 Tax Reform Act, Mr. Frey cannot increase his existing ownership of the Shares and Mr. Mugel cannot acquire any Shares without adversely impacting this trust.

 (d) Does not include 51,087 Shares owned by a Trust created under the Last Will and Testament of John R. Oishei, of which Mr. Wolf is co-trustee or 444 Shares owned by the Estate of Jean Reese Oishei, of which Mr. Wolf is executor.

MEETING AND COMMITTEE DATA

     The Board of Directors held four meetings during 1993. Each Director of the Company attended at least 75% of the aggregate of (i) all meetings of the Board and (ii) all meetings of committees of the Board of which he was a member.

     The Audit Committee of the Board is composed of Messrs. Schoellkopf, Frey and Marks. The Committee held three meetings during 1993. The Committee reviews the scope and results of the audit activities of the independent accountants, significant proposed changes in accounting principles or practices, the financial reports of the Company and the compensation and general performance of the Company's public accountants.

     The Compensation Committee of the board is composed of Messrs. Mugel, Milliken and Marks (A. Neville Procter served on this Committee until his death in May 1994). The Committee held two meetings during 1993. The functions of this Committee include the review and approval of compensation of employees above a certain salary level, preparation of recommendations to the Board on the compensation of employee-directors and administration of the Trico Products Corporation 1990 Incentive Plan.

     The Executive Committee of the board is composed of Messrs. Mugel, Schoellkopf, Rollo and Wolf. The Executive Committee has the powers of the Board in directing the management of the Company except as limited by law. Nominees for election as Director are selected by the Executive Committee. The Committee held nine meetings during 1993.

DIRECTORS' FEES

     Directors other than employees of the Company receive an annual retainer of $10,000 plus $500 for each regular, special or committee meeting attended.

PRESENT EXECUTIVE OFFICERS

     The present executive officers of the Company are as follows:

             NAME                 AGE                   POSITION HELD AND YEAR APPOINTED
- -------------------------------   ---   -----------------------------------------------------------------
Richard L. Wolf................   59    President -- 1985, Chief Executive Officer -- 1989
Christopher T. Dunstan.........   39    Vice  Chairman  --  1992,  Senior  Vice  President  Finance   and
                                          Administration  and  Chief  Financial  Officer  --  1991,  Vice
                                          President Finance and Chief Financial Officer -- 1989
Emrys G. Thomas................   51    Managing Director Trico Folberth Limited -- 1989
Donald R. Fletcher.............   43    Vice President -- 1992
Richard N. Hiss................   58    Vice President -- Original Equipment Sales -- 1991
Dennis J. Petrus...............   46    Vice President -- 1992
Glenn H. Winkles...............   47    Vice President -- Aftermarket Sales -- 1989

- ----------------------------------------------------------

     Mr. Wolf has been President of the Company since 1985 and Chief Executive Officer since 1989.

     Mr. Dunstan was hired and appointed Vice President -- Finance and Chief Financial Officer in 1989 and is presently Vice Chairman, Senior Vice President Finance and Administration and Chief Financial Officer. Prior to his employment by the Company, Mr. Dunstan, a Certified Public Accountant, was employed for a number of years by Schlegel Corporation, most recently as Vice
President -- Finance for North American Operations and Corporate Treasurer. Schlegel manufactured and sold to the automotive, building and office equipment industries with sales of over $300 million.

     Mr. Thomas was hired in 1989 as the Managing Director of Trico Ltd., the Company's subsidiary in the United Kingdom. Prior to employment by the Company, Mr. Thomas held positions in top management with Fram Europe, Ltd. and TRW Cam Gears Ltd., which are European manufacturers of components for the automotive industry.

     Mr. Fletcher became Vice President in 1992. Prior to that, he was director of Corporate Quality Assurance. Before joining the Company in 1990, Mr. Fletcher was Plant Manager with Alliance Metal Stamping.

     Mr. Hiss joined the Company as Vice President -- Original Equipment Sales in 1991. Prior to joining the Company, he was Director of Marketing, Planning and Operations for Associated Spring/Barnes Group, Inc.

     Mr. Petrus became employed by the Company in 1989 and has been Director of Manufacturing Engineering, and Director of Product Engineering before being appointed to his present position. Before joining the Company, he was Manufacturing Engineer Manager employed by General Motors Corporation.

     Mr. Winkles has been Vice President of aftermarket sales for the Company since 1989.

SECURITY OWNERSHIP OF PRINCIPAL SHAREHOLDERS AND MANAGEMENT

     Information regarding certain beneficial owners of Shares as of November 11, 1994, is as follows:

                                                                                              PERCENTAGE
              NAME AND ADDRESS OF                           AMOUNT AND NATURE OF                  OF
               BENEFICIAL OWNERS                            BENEFICIAL OWNERSHIP              OWNERSHIP
- -----------------------------------------------  ------------------------------------------   ----------
Raymond A. Deibel, Carl E. Larson, Albert R.
  Mugel, Rupert Warren and J. Walter Frey,
  Trustees of the John R. Oishei Appreciation
  Charitable Trust ............................  319,260 Shares owned indirectly as               17%
                                                   trustees with shared voting and
                                                   investment power
  817 Washington Street
  Buffalo, New York 14203

                                                  (table continued on next page)

(table continued from previous page)

                                                                                              PERCENTAGE
              NAME AND ADDRESS OF                           AMOUNT AND NATURE OF                  OF
               BENEFICIAL OWNERS                            BENEFICIAL OWNERSHIP              OWNERSHIP
- -----------------------------------------------  ------------------------------------------   ----------
Rupert Warren .................................  17,320 Shares owned directly and 126,992          8%
  817 Washington Street                            owned indirectly as trustee with sole
  Buffalo, New York 14203                          voting and investment power(a)
Rupert Warren and Carl E. Larson,
  as Officers and Directors of the Julia R. &
  Estelle L. Foundation, Incorporated .........  150,924 Shares owned indirectly as                8%
                                                   officers and directors with shared
                                                   voting and investment power
  817 Washington Street
  Buffalo, New York 14203
Peter Cundill & Associates
  (Bermuda) Ltd. ..............................  245,900 Shares owned indirectly of which         13%
                                                   210,000 have shared voting power, of
                                                   which 185,000 have sole investment power
                                                   and 60,900 have shared investment power
  15 Alton Hill
  Southampton SN 01
  Bermuda

- ------------

 (a) Does not include 319,260 Shares owned by the John R. Oishei Appreciation Charitable Trust or 150,924 Shares owned by the Julia R. & Estelle L. Foundation Incorporated, of which Mr. Warren is a trustee and a member, officer and director, respectively.

- ----------------------------------------------------------
     The ownership of Shares by the executive officers of the Company listed in the Summary Compensation Table (other than Messrs. Wolf and Dunstan, whose ownership is disclosed above) who own shares as of October 31, 1994 is as follows: Richard N. Hiss -- 1,568 shares; and Donald R. Fletcher -- 1,000 shares.

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

     The following table contains information concerning the annual and long-term compensation for the years ended December 31, 1993, 1992 and 1991 of those persons who were, at December 31, 1993, (i) the chief executive officer and (ii) the other four most highly compensated executive officers of the Company (the 'Named Officers'):

                                            SUMMARY COMPENSATION TABLE

                                                            ANNUAL COMPENSATION
                                                    ------------------------------------    LONG TERM COMPENSATION
                                                                            ALL OTHER               AWARDS
       NAME AND PRINCIPAL POSITION          YEAR     SALARY     BONUS    COMPENSATION(1)       OPTIONS/SARS(2)
- -----------------------------------------   ----    --------    -----    ---------------    ----------------------

Richard L. Wolf .........................   1993    $239,549     -0-         $ 2,352                 7,000
  Chairman, Chief Executive Officer         1992     225,000     -0-           1,688                   -0-
                                            1991     225,000     -0-              --                   -0-
Christopher T. Dunstan ..................   1993     159,480     -0-           2,983                 5,000
  Vice Chairman, Senior Vice President      1992     130,000     -0-           1,300                   -0-
  and Chief Financial Officer               1991     134,812     -0-              --                   -0-
Richard N. Hiss .........................   1993     136,877     -0-           1,416                 2,400
  Vice President -- Original Equipment      1992     128,291     -0-           1,073                   -0-
  Sales                                     1991      59,531     -0-              --                   -0-
Donald R. Fletcher ......................   1993     124,476     -0-             908                 3,500
  Vice President                            1992      98,234     -0-             871                   -0-
                                            1991      69,343     -0-              --                   -0-
Emrys G. Thomas .........................   1993     116,120     -0-          18,716                   -0-
  Managing Director -- Trico Ltd.           1992     136,005     -0-          21,362                   -0-
                                            1991     133,528     -0-              --                   -0-

- ------------

(1) Under a transition provision of the Securities and Exchange Commission's new disclosure rules, only 1992 and 1993 amounts are disclosed under this heading. With respect to all Named Officers except Mr. Thomas, this amount represents the Company's contributions to the Trico Retirement Income Plan for the benefit of the Named Officer.

(2) Granted under the Trico Products Corporation 1990 Incentive Plan.

- ----------------------------------------------------------

     Option Exercises and Fiscal Year End Values. Shown below is information with respect to the unexercised options to purchase and stock appreciation rights (SARs) with respect to the Company's Common Stock. Valuations are based upon the December 31, 1993 closing price for Shares of $27 per share. None of the Named Officers exercised any options during the year ended December 31, 1993.

              AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                          AND FY-END OPTION/SAR VALUES

                                                                                               VALUE OF
                                                                            NUMBER OF        UNEXERCISED
                                                                           UNEXERCISED       IN-THE-MONEY
                                                                           OPTIONS/SARS      OPTIONS/SARS
                                                                            AT FY-END         AT FY-END
                                                                           EXERCISABLE/      EXERCISABLE/
                                 NAME                                     UNEXERCISABLE     UNEXERCISABLE
- -----------------------------------------------------------------------   --------------    --------------

Richard L. Wolf........................................................    58,800/5,600      $2,450/$9,800
Christopher T. Dunstan.................................................    23,800/4,000      $1,750/$7,000
Richard N. Hiss........................................................       480/1,920        $840/$3,360
Donald R. Fletcher.....................................................     1,700/2,800      $1,225/$4,900
Emrys G. Thomas........................................................    19,680/0              $0/0

     Option Grants. The following table gives information regarding options granted to the Named Officers during 1993.

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR

                                                        % OF TOTAL
                                                       OPTIONS/SARS
                                                        GRANTED TO     EXERCISE OR
                                      OPTIONS/SARS     EMPLOYEES IN    BASE PRICE     EXPIRATION     GRANT DATE PRESENT
               NAME                  GRANTED (#)(1)    FISCAL YEAR       ($/SH)          DATE           VALUE ($)(2)
- ----------------------------------   --------------    ------------    -----------    ----------    --------------------

Richard L. Wolf...................        7,000            10.7%         $ 25.25        4/7/03            $102,970
Christopher T. Dunstan(3).........        5,000             7.6            25.25        4/7/03              73,550
Richard H. Hiss...................        2,400             3.7            25.25        4/7/03              35,304
Donald R. Fletcher................        3,500             5.4            25.25        4/7/03              51,485

- ------------

(1) Each option becomes exercisable with respect to 20% of the Shares subject thereto on each of October 15, 1993, 1994, 1995, 1996 and 1997.

(2) The present value of options granted has been reported using the Black-Scholes option pricing model. These values assume: grant date -- April 8, 1993; exercise price -- $25.25; assumed exercise date -- April 7, 2003; risk free rate of return -- 6.8%; and volatility assumption -- 30.2%. This valuation assumes that the Named Officer will exercise the option immediately before it expires, and an officer who exercises an option prior thereto will realize less value.

(3) Mr. Dunstan was also issued an option to purchase 5,000 Shares on June 13, 1994 at an exercise price of $26.00 per Share.

PENSION PLAN

     The Company maintains a plan to provide pension benefits to officers upon retirement. Pension benefits for officers are determined as the sum of the accrued benefit as of December 31, 1988, plus the sum of annual accruals for each year thereafter. For each year of credited service after 1988 a participant accrues a benefit equal to 1 percent of the participant's compensation for the year plus 0.5 percent of the amount by which the participant's compensation for the year exceeds the participant's Social Security covered compensation (which is the average of the Social Security taxable wage bases in effect and projected for each calendar year in the 35-year period ending with the year in which the participant will reach Social Security retirement age). A participant's December 31, 1988 accrued benefit was determined under the following formula: (i) 1.5 percent of the participant's average annual base salary for the five highest consecutive years during the ten year period ended December 31, 1988, less 1.5 percent of the participant's anticipated Social Security primary insurance amount; multiplied by (ii) the number of the participant's years of credited service through December 31, 1988. The benefits payable under the plan in the form of a single life annuity upon normal retirement at age 65 would be $63,200, $59,500, $18,200 and $38,200 for Messrs. Wolf, Dunstan, Hiss and Fletcher, respectively, assuming these employees remained with the Company through normal retirement age at their current rate of compensation. Mr. Thomas is not covered by the plan but does receive a contribution from the Company for his personal pension plan in the United Kingdom.

SUPPLEMENTAL RETIREMENT PLAN

     The Trico Products Corporation Supplemental Retirement Plan ('SRP') is an unfunded plan for the provision of supplemental pension benefits for selected highly compensated management employees. The Board of Directors of the Corporation designates the employees eligible to participate. Currently, R.L. Wolf, C.T. Dunstan, and R. Hiss are the only participants. The supplemental pension benefit under the SRP is calculated under following formula:

          (a) Multiply (i) 1.5 percent of the participant's highest five-year average annual salary less 1.5 percent of the participant's primary Social Security benefit; by (ii) the participant's years of credited service;

          (b) Reduce (a) above by the participant's accrued benefit under the Trico Products Corporation Salaried Employees' Pension Plan (the 'Salaried Pension Plan'). See 'Pension Plan' for a description of the benefit provided under the Salaried Pension Plan.

     The SRP takes into account as annual salary a participant's salary at its regular rate, whether or not it is deferred, and without regard to bonuses, options, or other forms of compensation. The salary taken into account and the benefits payable under the SRP are not limited by Internal Revenue Code limits on qualified plan benefits. SRP benefits are payable at retirement on or after age 62; a reduced benefit is payable upon retirement between ages 55 and 62 and in the case of disability. A participant involuntarily terminated without cause after 10 years of service is entitled to a deferred vested benefit. A SRP benefit is payable under the same form as a participant's Salaried Pension Plan benefit.

     SRP benefits are payable from the general assets of the Corporation. The Corporation has reserved the right to terminate the SRP; upon termination of the SRP benefits accrued through the date of termination would be preserved. The SRP provides that the Corporation's successor in a merger or consolidation would succeed to the Corporation's obligations under the SRP.

     Participants' estimated annual supplemental pension benefits under the SRP in the form of a single life annuity starting at age 62 would be: Mr. Wolf, $20,279; Mr. Dunstan, $0; and Mr. Hiss, $0; these estimates are based on credited service projected only through December 31, 1994.

EMPLOYMENT AGREEMENTS

     The Company has entered into identical agreements with each of its executive officers other than Mr. Wolf. Each agreement has a two-year term that is extended automatically each month for the following 24 months. Each executive officer is entitled to a minimum base salary under his agreement ($175,000 for Mr. Dunstan, $120,000 for Mr. Hiss, $130,000 for Mr. Fletcher, and $116,000 for Mr. Thomas). The Board may terminate an agreement at any time with no further obligation upon a finding that an officer has breached or neglected his duties, and an officer may resign at any time upon 30 days' notice. The Board may also terminate an agreement at any time without cause; in that event, or upon death or disability, the officer is entitled to continued salary and benefits for 24 months. Provisions for termination of employment upon a change of control supersede the agreements' regular termination provisions. Change in control is defined, subject to various qualifications, as the acquisition by a person or group of beneficial ownership of 20 percent or more of the Shares, together with a change in the composition of a majority of the Board. If, within 24 months of a change of control, either the Company terminates an officer's employment for reasons other than cause (as defined) or disability, or the officer resigns because of certain changes in the circumstances of his employment, the officer is entitled to a severance benefit equal to the lesser of (i) the amount deductible by the Company under Section 280G of the Internal Revenue Code of 1986, as amended, or (ii) two times the base annual salary payable to the executive officer at the time of termination.

     Mr. Wolf is a party to an employment agreement which provides for an annual salary of $240,000 and has a term expiring on August 31, 1997. Under this Agreement, Mr. Wolf's employment may be terminated for misconduct and, in the event Mr. Wolf resigns because of certain changes in the circumstances of his employment, the Company may be required to pay Mr. Wolf his salary and to provide him with benefits for the balance of the term of the Agreement.

COMPENSATION COMMITTEE REPORT

     The Company maintains a Compensation Committee composed entirely of independent, outside directors. The Compensation Committee has established a compensation program for senior officers of the Company that is composed of three components: basic salary compensation; cash incentive compensation to reward senior officers for their and the Company's yearly performance; and stock based compensation for long-term incentive.

     The Compensation Committee set basic compensation for senior executives at a level it believes that is necessary to attract and retain highly-qualified executives to lead the Company. In determining the appropriate level of basic compensation for Mr. Wolf, the Company's chief executive officer, and the other persons named in the Summary Compensation Table, the Compensation Committee engaged an independent compensation consultant to determine the median salary levels for senior executives in various positions in other companies in the automotive parts and accessories business. Based upon this report and the individual officer's level of responsibility, the Compensation Committee set the 1993 salary levels for Mr. Wolf and the other persons named in the Summary Compensation Table at the amounts set forth in the 'salary' column of the Summary Compensation table. The survey performed by the independent consultant showed that the Company's level of basic compensation for all senior officers was below the median for the automotive parts and accessories business, ranging from 70 to 75% of the median for the chief executive officer and the chief financial officer to upwards 90% of median for others. Although basic compensation is not primarily performance based, after the Company sustained operating losses during 1993, Messrs. Wolf, Dunstan, Fletcher and Hiss the Company's four most highly domestic compensated executive officers, agreed to take 10% cuts in basic compensation effective on March 1, 1994.

     The Compensation Committee implemented a Critical Success Factors Management Incentive Plan for 1993. Under this plan, each senior officer will be evaluated with respect to the Company's goals and objectives and that executive's performance in helping the Company achieve those goals. These goals include primarily the maximization of shareholder value, as well as ancillary goals of customer satisfaction, competitiveness, corporate excellence, employee morale and corporate social responsibility. The plan required that the Company achieve certain financial performance goals (70% of the Company's projection for 1993 financial performance) before any bonus awards could be paid to Mr. Wolf or the other persons named in the Summary Compensation Table. These financial performance criteria were not achieved in 1993, and no bonuses were paid to Mr. Wolf and the other persons named in the Summary Compensation Table with respect to 1993. However, in the event that the performance goals were met, an individual officer would be entitled to a bonus only to the extent that officer had met his personal goals. Accordingly, the Compensation Committee believes that this type of plan promotes the interests of shareholders by providing incentive compensation to senior management based upon the Company's and each senior officer's performance.

     The Compensation Committee also believes that stock based compensation awards increase executive's motivation and interest in the Company's long-term success as measured by the price of the Company's shares. The Compensation Committee endorses the position that ownership of stock and stock based performance compensation arrangements are beneficial in aligning management's and shareholders' interest. In 1993, the Compensation Committee made grants of stock options to senior management in order to give them further incentive to increase shareholder value. The Compensation Committee granted options to purchase 17,900 shares to the persons named in the Summary Compensation Table. The relative number of option shares granted to an individual was based upon that person's base compensation. The Board also adopted in 1993 a policy stating that certain officers designated by the Board (including those in the Summary Compensation Table) should acquire an amount of the Company's shares with a value in the range of the officer's annual basic compensation. The Board also adopted a program to provide those officers with financing to purchase the Company's shares. The Compensation Committee believes that this policy and program will further encourage the Company's executives to manage the Company in the best interest of the shareholders and to maximize shareholder value.

     The Compensation Committee also has considered the potential effects on the Company of the limitations on deductibility of executive compensation in excess of $1,000,000 for an individual imposed by the Revenue Reconciliation Act of 1993, and based upon the current levels of executive compensation, the Committee does not believe that this limitation will have any impact on the Company.

A. NEVILLE PROCTER
                              WILLIAM F. MILLIKEN, JR.
                              RANDOLPH A. MARKS

PERFORMANCE COMPARISON

     Set forth below is a line graph comparing the percentage change in the cumulative return to the shareholders on the Company's Common Stock against the cumulative return of Standard & Poor's 500 and a peer group index for last five years. The peer group index was prepared by the Company in good faith in accordance with the rules of the Securities and Exchange Commission using the following issuers who are engaged in similar lines of business: Masco Industries, Inc., Standard Products Company, Lifetime Products, Inc., Douglas & Lomason Company and Simpson Industries, Inc.

                                    [GRAPH]

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Jaeckle, Fleischmann & Mugel, a law firm in which Mr. Mugel is a partner, rendered legal services to the Company in 1993 and is rendering such services in 1994.

     The Company has a program whereby it makes loans to officers to purchase Shares on the open market, which Shares are then pledged to the Company as security for those loans. The interest rates on these loans is the applicable federal rate as set by the Internal Revenue Service. As of September 30, 1994, the Company had made loans of $235,000 and $24,000 to Messrs. Wolf and Dunstan, respectively.

                                    APPENDIX

                             ON PAGE A-10 OF 14D-9

     The Information Statement mailed to stockholders of the Company contains a graph with datapoints comparing the total return to an investor as of each December 31 from 1989 through 1993 assuming such investor had invested $100 on the close of business on December 31, 1988 in (i) Shares, (ii) the Standard and Poor's 500 Index (the 'S&P 500'), (iii) the peer group index (the 'Peer Group'). The datapoints on the graph as follows:

                                                             1988     1989      1990      1991      1992      1993
                                                             ----    ------    ------    ------    ------    ------

Shares....................................................   100      71.82     55.80     30.54     28.14     43.72
S&P 500...................................................   100     131.49    127.32    166.21    178.96    196.84
Peer Group................................................   100      77.18     49.92     69.92     98.92    130.97